APR 8 2002
02029759


Do you have gas?

PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL

SOUTHWEST GAS CORPORATION
2001 Annual Report

Barbara Demaree and John Wright (on the cover)
SWG Account Representatives

We have gas to sell! Southwest Gas account representatives find themselves selling natural gas to a wide variety of customers. Residential to large commercial, famous to not-so famous, Southwest Gas provides assistance for a wide variety of services.

Southwest Gas Corporation (the Company, Southwest or Southwest Gas) is a natural gas utility based in Las Vegas, Nevada. Southwest provides natural gas service to approximately 1.4 million residential, commercial and industrial customers in Arizona and Nevada, and parts of northeastern and southeastern California. During 2001, the Company added over 60,000 new customers, maintaining its status as the fastest-growing natural gas distribution company in the United States (excluding mergers and acquisitions).

14

We have gas


1.4 million
Southwest Gas customers have gas



To Our Shareholders

Got gas?...more than 1.4 million customers in our service territories now say that they do!

Despite a year which saw tumultuous world events, a national recession (or maybe not) and chaotic gyrations in energy prices, Southwest concluded 2001 and moves into 2002 better, bigger and stronger than we began the year.

Although earnings for 2001 were slightly below those of the prior year ($1.16 per share this year versus $1.22 per share in 2000), we believe the elements are in place (God and weather willing) for much improved earnings performance in 2002.

While not a "record-breaking" year for net customer growth, we did break a record in 2001 by setting 70,000 new meters. Southwest, by a wide margin, still maintains its title as the fastest growing natural gas local distribution company in the country. Over the last five years, Southwest has added 305,000 new customers, a 28% increase.

Despite slower economic conditions being evident, particularly in our major service areas of Phoenix and Las Vegas, we have not seen a drop-off in housing activities. In fact, at the end of 2001, our sales groups had builder commitments on the books of almost 80,000...an all-time high. Management is, however, keeping a close eye on the market and has positioned the Company to maintain as much flexibility as possible in the event the housing market does slow down.

The year was also a busy one in the regulatory arena. General rate cases were processed and new rates received in both Arizona and Nevada. New rates for all of Arizona became effective November 1, 2001, increasing annual revenues by $21.6 million. New rates for all of Nevada became effective December 1, 2001, increasing revenues by $19.4 million per year. These new rates, combined with improved rate design, will, in addition to strong customer growth, provide the impetus for a substantially improved earnings picture for 2002.

The timing of the Nevada increase was anticipated due to the statutory time clock mechanism in place. Unfortunately, no such formal statutory mechanism exists in Arizona, and the new rates were not put in place within the customary twelve-month period...but 18 months after the filing of the case. Thus, lower than anticipated earnings in 2001 as this delay deprived us of approximately $15 million of pre-tax earnings.

Possibly the greatest challenges of 2001 were caused by the significant increases in the commodity gas costs beginning in late 2000. The prices the Company paid for natural gas (and on which it earns no profit) escalated precipitously...going from an average price of about $2.50 per dekatherm during the winter of 1999/2000 to nearly $7.00 per dekatherm during the most recent winter season. These increases required us to seek additional and immediate relief through the deferred gas cost mechanisms in the various regulatory jurisdictions. And although we began communication early in the fall of 2000 that such increases were likely, it was a challenging customer environment as customers saw dramatic increases in their winter bills. Bad debt expenses increased from $1 million in 2000 to $3.9 million in 2001, resulting in a $0.05 per share impact.

Southwest Gas has led the industry in growth eight consecutive years. To meet this challenge, our employees have had to work smarter and be given the tools to meet the needs of our customers. Our focus has been on the utilization of known technologies and operating efficiencies. For example, last year we unveiled an award-winning (CIO Magazine) program called "Maps To The Field." Field employees now have access to the Company's entire atlas system on touch-screen computers that have been installed in each of their trucks. Maps are downloaded into each computer using radio frequency each time the truck is driven into the yard. As a result, there are no paper atlases that have to be maintained, and there are no microfiche negatives that have to be viewed through a magnifying glass. The data on the maps not only identifies main location, but also provides size, type of material and the year it was installed. This saves time and materials, and it enhances the Company's safety program by letting the field employees respond to emergencies on a more timely basis and make the repairs more quickly.

Another example of maximizing efficiencies is our "work from home" program. Service technicians, meter readers and other field personnel start their workday from home by driving company vehicles home at night. Computers in their vehicles are updated each morning using radio frequency. This allows the employees to report to their first order for the day from home, eliminating the need for them to first report to the office. As a result, we're serving more customers daily, eliminating "windshield time" and saving natural resources.

These are several reasons why the Southwest Gas customer to employee ratio of 557 to 1 is one of the best in the industry. But, of course, the main reason for our continued success...in dealing with this phenomenal growth and the improvements in our operations...is the intelligence, ingenuity, hard work and dedication of all of our employees. And for this we are both grateful and proud.

We are not a company that is prone to adopt "catchy slogans" or embrace the consultants' latest "buzzwords of the year." In our minds there are certain fundamentals that drive the business year after year...customer service, change and continued improvement. These aren't programs...they are cultural. But we do have one statement...and our employees understand their mission is "to exceed our customers expectations." That's what has made us successful to date...that's what will make us successful in the future.

"Newsweek" magazine recently included a feature article on Las Vegas, finding "America's neon city, where showgirls and high rollers' play is at risk of becoming Anyplace, USA." Now one might summarily dismiss such a notion...just based on the fact that over 35 million visitors travel to Las Vegas annually...certainly not because it is just like "Anyplace, USA." But, it struck us as an interesting hypothesis...so we set out for purposes of this year's annual report to find and document the Company's customers in Las Vegas and answer the question...do they reflect the "average Joe" in "Anyplace, USA?"

Sincerely,

Thomas Y. Hartley
Chairman of the Board

Michael O. Maffie
President and Chief Executive Officer



Rebecca Normile
Las Vegas Resident

It's no secret. The Southwest Gas service territory provides the favorable climate and life's amenities that people want. That's why Rebecca Normile, a dancer in the Bally's spectacular review "Jubilee," moved to Las Vegas four years ago. There is no other city in America where she could utilize more than 20 years of training as a dancer, enjoy a favorable climate to train outdoors year round, and yet experience the kind of lifestyle that only residents living in the Las Vegas area can experience.

The nation's fastest growing natural gas utility for eight consecutive years

Today's natural gas appliances provide the accent to the lifestyle that Southwest Gas customers have come to expect. Backyard fire pits and natural gas-fired patio heaters make the patio another living area year round. Nothing helps take off the edge or revitalize those weary dance legs like a spa heated with natural gas. And the natural gas barbecue makes patio cooking quick and easy, and it helps keep the home cooler in the summer. In the winter, the natural gas fireplace adds to the ambiance of a winter evening and plays a key role in helping keep the environment clean. And now, natural gas streetlights are once again coming into prominence to offer an affordable, romantic alternative to their electric counterparts.

Las Vegas has continued to rank first nationally in employment growth since 1995, according to the Arizona State University Economic Outlook Center. The population explosion in Nevada and Arizona has resulted in great opportunities for new business and more jobs as well. Southern Nevada continually ranks among the top cities in job growth – an important element to people relocating. "Outlook Magazine" recently named Las Vegas as one of the top five cities in the country to live. "Inc. Magazine" rated Las Vegas the number one entrepreneurial city in America.

From snow skiing six months a year at Lake Tahoe to amateur astronomy in southern Arizona, people are moving to the Southwest Gas service areas to experience the new lifestyle these communities have to offer. In fact, the U.S. Census Bureau reported earlier this year that Nevada and Arizona continued their reign as the nation's two fastest-growing states. Nevada topped the list for the 15th consecutive year. It's no wonder Southwest Gas has remained the nation's fastest growing natural gas utility for eight consecutive years.

The economy, climate, favorable tax structure, and a better lifestyle make moving to the southwest alluring. It is this last element that Southwest Gas is impacting. Just ask Rebecca Normile, dancer extraordinaire.

Elvis impersonator, Pete Willcox, a Las Vegas Valley homeowner and Southwest Gas customer, says it's easy to understand why the Las Vegas area is such a popular destination for new residents. *"Las Vegas is enchanting, and it has so much to offer.* Wonderful weather, exciting nightlife, affordable housing, low taxes, and for an entertainer such as myself, it's the place to be. Las Vegas is party central."


Pete Willcox
Vegas Homeowner

305,000

new customers since 1996

"Elvis is in the house." For Southwest Gas that's good news. For 2001, it's apparent that Elvis wasn't alone. The Company added 60,100 new customers to its system, of which 95 percent were new residences. Southwest Gas has led the nation's natural gas industry in growth for eight consecutive years. Topping the chart for the Company was the Southern Nevada Division, which added 25,100 new homes and businesses as customers in 2001, a six percent growth rate.

One of the fastest growing segments of the population for Las Vegas, as well as the other major communities served by Southwest Gas, is that of retirees. According to the U.S. Census Bureau, Nevada led the nation in the number of senior citizens moving into the state during the decade of the 1990s, increasing 72 percent during that time. Las Vegas is not the only place that retirees are settling. "Money Magazine," in 2001, listed Tucson, Arizona as one of its six best places to retire siting vitality, quality of life, affordable housing and plenty to see and do. The Southern Arizona Division, which includes metropolitan Tucson, added 8,500 new customers last year, an increase of three percent. Some two-thirds of the state's population increase is the result of net migration. The population growth has exceeded 100,000 a year for 10 consecutive years.

The Phoenix metropolitan area, another popular retiree destination, added more than 22,000 customers, a five percent increase. According to the Arizona State University Annual Economic Forecast, Arizona's population grew by an estimated three percent in 2001, adding 135,000 new residents.

The Northern Nevada Division, which includes Carson City, the Lake Tahoe Basin and Truckee, California, the mining communities of Elko and Winnemucca, and the farming communities of Fallon and Fernley, is expected to top the 100,000-customer mark in 2002. The area added 2,600 new customers during 2001. The high desert communities of Victorville, Barstow and Big Bear, California, added 1,900 customers for the year.

Nothing rings more true for Southwest Gas customers than the old adage "home is where the heart is." For Pete Willcox (a.k.a. Elvis) and the 1.4 million customers of Southwest Gas, home is the Great Southwest. Fortunately, it's our home, too.


70,000
new meters were set in 2001




Alizé
french restaurant
André Rochat

André Rochat
Las Vegas Restaurateur

"Location! Location! Location!" Ask any restaurateur and they'll tell you that location is a key element to success in this highly competitive industry. No one knows that better than André Rochat, Chef/Proprietor of three of the best dining establishments in Las Vegas, including André's French Restaurant and the new Alizé on the top floor of the new Palms Casino Resort. But Rochat adds that cuisine balanced with a skillfully crafted-blend of innovative and creative menu items are also important.

The rapid expansion of small and large businesses has fueled substantial population growth in our service areas

Rochat, along with some of the world's greatest chefs, have transformed the Las Vegas dining community from the "$0.99 world-class buffet," into one of the premier dining cities in the United States, and the chefs prefer to cook with natural gas.

For Southwest Gas, the restaurant industry is just one facet of the Company's ever-expanding commercial customer base. By the end of 2001, Southwest reported serving nearly 70,000 small commercial customers, about five percent of the Company's 1,397,000 homes and businesses. More importantly, those customers represent 19 percent of the Company's operating margin.

The Company's substantial commercial growth follows residential housing and includes local convenience stores, grocery store centers, quick-service restaurants, banks, office buildings, schools, and all the service-related businesses.

The Southwest Gas sales team works with master-plan developers to ensure natural gas is located near the commercial property. They deal with national and regional accounts to assist in providing information on local extension policy and energy rates. Architects, mechanical engineers, distributors and dealers are all part of the Southwest Gas new business network. There's an added emphasis to also help existing customers "grow their business." Sales representatives explore new and innovative ways to support the customer's business while improving the bottom lines of both the customer and Southwest Gas.

Whether it's André's French Restaurant, a paint booth drying facility in Victorville, California, or Arizona's largest fireplace at the Desert Ridge Mall in Paradise Valley, Arizona, the focus is always the same – Southwest Gas takes a strong approach in helping the customer determine their initial energy needs.

From creating ambiance to enhance the dining experience at André's to helping meet the energy needs of the Ambulatory Surgery Center in Yuma, Arizona, commercial establishments are turning to Southwest Gas to make their businesses successful.

Anna Rodriguez came to Las Vegas as a 12-year-old with her parents from the Philippines in 1983. Now at 31, a million-dollar smile and a personality to match, the casino industry is a natural for her. In November, Anna helped open Palms Casino Resort, one of the newest large commercial customers for Southwest Gas in southern Nevada. The resort, with more than 2,000 employees, is just one example of why Las Vegas and Nevada continue to lead the nation in job growth. The Palms was one of two major resorts to open in southern Nevada last year. Station Casinos opened its tenth resort in the Las Vegas Valley, Green Valley Ranch, in December.


ANNA

Anna Rodriguez
Blackjack dealer for
Palms Casino Resort

66%

population increase in Nevada since 1990

In addition to dealers, these resorts, cities within cities, provide literally dozens of job classifications from maintenance engineers to chefs. And with 24/7 operations, the employees can pick the work hours that best fit their lifestyle. Anna deals blackjack on the day shift.

The resort industry is only one important aspect of Southwest's expanding industrial customer base in Las Vegas. Two existing industrial customers completed major expansions in 2001; Georgia-Pacific added a plaster manufacturing facility to its existing wallboard plant, and Berlin Industries, a large printing operation, expanded its facility. Both use natural gas in their drying processes. While the Las Vegas business community continues its phenomenal growth, the Company's industrial base is growing systemwide.

Starbucks Coffee Company started construction on a major gas-fired roasting facility near Carson City. Eventually the plant will roast between 60 and 100 million pounds of coffee a year. Slim Fast, the dietary drink manufacturer, opened a plant in Southern Arizona employing more than 300 people. Among the new businesses in the Phoenix area, Intel opened a new fabrication plant for silicone wafers used in the manufacturing of microprocessor components, and Superlite Block opened a facility making concrete construction blocks.

40%
population increase in Arizona since 1990

By the end of 2001, the 2,200 large commercial and industrial customers of Southwest Gas accounted for more than 18 percent of the Company's total operating margin.

Industry also requires a secure workforce and an infrastructure to support its people. Homes and apartments, schools, shopping areas, churches, and hospitals are added to the equation. For instance, the Northeastern Nevada Regional Hospital completed a major expansion in Elko, Nevada; the University of Arizona Student Union converted most of the food service equipment to natural gas; Tucson Water District installed nine 400-horsepower natural gas engines, the largest single natural-gas-engine-driven water pumping application in Arizona.

All of these commercial and industrial applications require a reliable, efficient, environmentally friendly energy source. Anna Rodriguez and the hundreds of thousands of residents in the Southwest Gas service area rely on the Company to provide that necessity as a requirement for job security.

Throughput
(in millions of therms)


3000
2500
2000
1500
1000
500
transportation
sales
97
98
99
00
01

Margin
(in millions of dollars)


600
500
400
300
200
100
transportation
sales
97
98
99
00
01

Number of Gas Customers
(in thousands)


1400
1300
1200
1100
1000
97
98
99
00
01

Customers Per Employee


575
550
525
500
475
450
97
98
99
00
01

Market Price Relative to Book Value
(in dollars)


30
25
20
15
10
Market Price
Book Value
97
98
99
00
01

Stock Prices & Trading Volume Per Year
(stock prices – in dollars) (volume – in millions)


30
25
20
15
10
high
volume
low
92
93
94
95
96
97
98
99
00
01

Construction Expenditures – Gas Segment
(in millions of dollars)


250
225
200
175
150
97
98
99
00
01

Margin by Customer Class


Industrial/Other 5%
Transportation 10%
Large Commercial 3%
Small Commercial 19%
Residential 63%

Customers by Division


Southern Nevada 30%
Southern California 8%
Central Arizona 32%
Southern Arizona 23%
Northern Nevada 7%



Division Headquarters
Communities served by SWG

FINANCIAL REVIEW

Consolidated Selected Financial Statistics Page 30, Natural Gas Operations Page 31, Management's Discussion and Analysis Page 32, Consolidated Balance Sheets Page 46, Consolidated Statements of Income Page 48, Consolidated Statements of Cash Flows Page 49, Consolidated Statements of Stockholders' Equity Page 50, Notes to Consolidated Financial Statements Page 51, Report of Independent Public Accountants Page 67, Shareholder Information Page 68, Board of Directors and Officers Page 68

CONSOLIDATED SELECTED FINANCIAL STATISTICS

Year Ended December 31	2001	2000	1999	1998	1997
(Thousands of dollars, except per share amounts)					
Operating revenues	$1,396,688	$1,034,087	$ 936,866	$ 917,309	$ 732,010
Operating expenses	1,262,705	905,457	805,654	763,139	629,749
Operating income	$ 133,983	$ 128,630	$ 131,212	$ 154,170	$ 102,261
Net income	$ 37,156	$ 38,311	$ 39,310	$ 47,537	$ 16,469
Total assets at year end	$2,369,612	$2,232,337	$1,923,442	$1,830,694	$1,769,059
Capitalization at year end:					
Common equity	$ 561,200	$ 533,467	$ 505,425	$ 476,400	$ 385,979
Trust originated preferred securities	60,000	60,000	60,000	60,000	60,000
Long-term debt	796,351	896,417	859,291	812,906	778,693
	$1,417,551	$1,489,884	$1,424,716	$1,349,306	$1,224,672
Common stock data:					
Return on average common equity	6.8%	7.4%	8.0%	11.0%	4.3%
Earnings per share	$ 1.16	$ 1.22	$ 1.28	$ 1.66	$ 0.61
Diluted earnings per share	$ 1.15	$ 1.21	$ 1.27	$ 1.65	$ 0.61
Dividends paid per share	$ 0.82	$ 0.82	$ 0.82	$ 0.82	$ 0.82
Payout ratio	71%	67%	64%	49%	N/A
Book value per share at year end	$ 17.27	$ 16.82	$ 16.31	$ 15.67	$ 14.09
Market value per share at year end	$ 22.35	$ 21.88	$ 23.00	$ 26.63	$ 18.69
Market value per share to book value per share	129%	130%	141%	170%	133%
Common shares outstanding at year end (000)	32,493	31,710	30,985	30,410	27,387
Number of common shareholders at year end	23,243	24,092	22,989	24,489	25,833
Ratio of earnings to fixed charges	1.59	1.60	1.78	2.08	1.28

NATURAL GAS OPERATIONS

Year Ended December 31	2001	2000	1999	1998	1997
(Thousands of dollars)					
Sales	$1,149,918	$ 816,358	$ 740,900	$ 753,338	$ 569,542
Transportation	43,184	54,353	50,255	46,259	45,123
Operating revenue	1,193,102	870,711	791,155	799,597	614,665
Net cost of gas sold	677,547	394,711	330,031	329,849	209,338
Operating margin	515,555	476,000	461,124	469,748	405,327
Expenses:					
Operations and maintenance	253,026	231,175	221,258	209,172	201,159
Depreciation and amortization	104,498	94,689	88,254	80,231	74,528
Taxes other than income taxes	32,780	29,819	27,610	31,646	29,393
Operating income	$ 125,251	$ 120,317	$ 124,002	$ 148,699	$ 100,247
Contribution to consolidated net income	$ 32,626	$ 33,908	$ 35,473	$ 44,830	$ 15,825
Total assets at year end	$2,289,111	$2,154,641	$1,855,114	$1,772,418	$1,717,025
Net gas plant at year end	$1,825,571	$1,686,082	$1,581,102	$1,459,362	$1,360,294
Construction expenditures and property additions	$ 248,352	$ 205,161	$ 207,773	$ 179,361	$ 164,528
Cash flow, net:					
From operating activities	$ 103,848	$ 109,872	$ 165,220	$ 189,465	$ 45,923
From investing activities	(246,462)	(203,325)	(207,024)	(176,731)	(170,455)
From financing activities	154,727	95,481	40,674	(12,632)	132,349
Net change in cash	$ 12,113	$ 2,028	$ (1,130)	$ 102	$ 7,817
Total throughput (thousands of therms)					
Sales	1,261,263	1,107,674	1,037,409	1,103,264	914,732
Transportation	1,268,203	1,482,700	1,186,859	1,001,372	1,030,857
Total throughput	2,529,466	2,590,374	2,224,268	2,104,636	1,945,589
Weighted average cost of gas purchased ($/therm)	$ 0.55	$ 0.42	$ 0.28	$ 0.27	$ 0.35
Customers at year end	1,397,000	1,337,000	1,274,000	1,209,000	1,151,000
Employees at year end	2,507	2,491	2,482	2,429	2,447
Degree days – actual	1,963	1,938	1,928	2,321	1,976
Degree days – ten-year average	1,970	1,991	2,031	2,043	2,022

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Southwest Gas Corporation and subsidiaries (the Company) includes information related to regulated natural gas transmission and distribution activities and non-regulated activities.

The Company is comprised of two business segments: natural gas operations (Southwest or the natural gas operations segment) and construction services. Southwest is engaged in the business of purchasing, transporting, and distributing natural gas in portions of Arizona, Nevada and California. Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of central and southern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor and transporter of natural gas in Nevada, serving the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area and the high desert and mountain areas in San Bernardino County.

As of December 31, 2001 Southwest had 1,397,000 residential, commercial, industrial, and other customers, of which 785,000 customers were located in Arizona, 485,000 in Nevada, and 127,000 in California. Residential and commercial customers represented over 99 percent of the total customer base. During 2001, Southwest added 60,000 customers, a four percent increase, of which 31,000 customers were added in Arizona, 26,000 in Nevada, and 3,000 in California. Customer growth over the past three years averaged five percent annually. These additions are largely attributed to population growth in the service areas. Based on current commitments from builders, customer growth is expected to approximate four percent in 2002. During 2001, 58 percent of operating margin was earned in Arizona, 34 percent in Nevada, and 8 percent in California. During this same period, Southwest earned 82 percent of operating margin from residential and small commercial customers, 8 percent from other sales customers, and 10 percent from transportation customers. In 2000, Southwest earned 84 percent of operating margin from residential and small commercial customers, 3 percent from other sales customers and 13 percent from transportation customers. The difference between years was primarily due to a number of large commercial and industrial customers moving from transportation service to sales service.

Northern Pipeline Construction Co. (Northern or the construction services segment), a wholly owned subsidiary, is a full-service underground piping contractor which provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

CAPITAL RESOURCES AND LIQUIDITY

The capital requirements and resources of the Company generally are determined independently for the natural gas operations and construction services segments. Each business activity is generally responsible for securing its own financing sources. The capital requirements and resources of the construction services segment are not material to the overall capital requirements and resources of the Company.

Southwest continues to experience significant customer growth. Financing this growth has required large amounts of capital to pay for new transmission and distribution plant, to keep up with consumer demand. During the three-year eight percent. Customer growth was the primary reason for the plant increase as Southwest added 189,000 net new customers during the three-year period. Southwest expects to add approximately 60,000 customers in 2002.

During 2001, capital expenditures for the natural gas operations segment were $248 million. Approximately 74 percent of these current-period expenditures represented new construction and the balance represented costs associated with routine replacement of existing transmission, distribution, and general plant. Cash flows from operating activities of Southwest (net of dividends) provided $78 million of the required capital resources pertaining to these construction expenditures. The remainder was provided from external financing activities. Normally, internally generated funds provide a larger proportionate share of capital resources required for construction purposes. However, such cash flows were unfavorably impacted by unusually high working capital requirements resulting from gas costs that exceeded the amounts recovered from customers during much of 2001. This situation is now reversing as recovery rates have been adjusted and natural gas prices have declined.

In February 2001, the Company issued $200 million in Notes, due 2011, bearing interest at 8.375%. The net proceeds from the sale of the Notes were used to finance the construction, completion, extension and improvement of the pipeline systems and facilities located in and around the communities served by Southwest. Those capital expenditures were originally funded, in part, with short-term debt, which was repaid with the net proceeds of the Notes.

In March 2002, the Job Creation and Worker Assistance Act of 2002 (Act) was signed into law. This Act provides a three-year, 30 percent "bonus" tax depreciation deduction for businesses. Southwest estimates the bonus depreciation deduction will reduce federal income taxes paid by approximately $40 million to $50 million over the next three years (2002-2004).

Southwest estimates construction expenditures during the three-year period ending December 31, 2004 will be approximately $675 million. Of this amount, $225 million are expected to be incurred in 2002. During the three-year period, cash flow from operating activities (net of dividends) is estimated to fund approximately 80 percent of the gas operations total construction expenditures, including the impacts of the Act. The remaining cash requirements are expected to be provided by external financing sources. The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, growth levels in Southwest service areas and earnings. These external financings may include the issuance of both debt and equity securities, bank and other short-term borrowings, and other forms of financing. Southwest has a total of $400 million in securities registered with the Securities and Exchange Commission (SEC) which are available for future financing needs.

Current maturities of long-term debt were $308 million at December 31, 2001. In June 2002, the $350 million revolving credit facility, of which $200 million is designated as long-term debt, and the $100 million Series F debentures will mature. The Company intends to refinance the long-term portion of the revolving credit agreement and the Series F debentures on a long-term basis but no firm agreements are in place at this time. The timing, types, and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

return to normal levels. The Company also intends to maintain short-term borrowing capacity at a level sufficient to cover working capital needs.

All Company debt is recorded on its balance sheets. The Company has long-term operating leases, which are described in Note 2 "Utility Plant" of the Notes to Consolidated Financial Statements. No debt instruments have credit triggers or other clauses that result in default if Company bond ratings are lowered by rating agencies. Certain Company debt instruments contain customary leverage, net worth and other covenants, and securities ratings covenants that, if set in motion, would increase financing costs. To date, the Company has not incurred any increased financing costs as a result of these covenants.

The Company does not currently utilize stand-alone derivative instruments for speculative purposes or for hedging and does not have foreign currency exposure. Southwest has fixed-price gas purchase contracts, which are considered normal purchases occurring in the ordinary course of business. None of the Company's long-term financial instruments or other contracts are derivatives, or contain embedded derivatives.

Liquidity refers to the ability of an enterprise to generate adequate amounts of cash to meet its cash requirements. Several general factors that could significantly affect capital resources and liquidity in future years include inflation, growth in the economy, changes in income tax laws, changes in the ratemaking policies of regulatory commissions, interest rates, the level of natural gas prices and the level of Company earnings. The most significant negative factor affecting liquidity in 2001 was the high natural gas prices.

The rate schedules in all of the service territories of Southwest contain purchased gas adjustment (PGA) clauses, which permit adjustments to rates as the cost of purchased gas changes. The PGA mechanism allows Southwest to change the gas cost component of the rates charged to its customers to reflect increases or decreases in the price expected to be paid to its suppliers and companies providing interstate pipeline transportation service. On an interim basis, Southwest generally defers over or under collections of gas costs to PGA balancing accounts. In addition, Southwest uses this mechanism to either refund amounts over-collected or recoup amounts under-collected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. During the second half of 2000 and the first half of 2001, Southwest experienced high gas purchase prices relative to amounts recovered in rates for gas purchases. Natural gas prices have declined significantly in recent months. At December 31, 2001, the combined balances in PGA accounts were $84 million. At their peak in February 2001, the combined balances were $161 million. The balances should continue to trend downward since recovery rates have been adjusted, assuming prices paid for gas purchases remain similar to levels embedded in sales rates. Southwest utilizes short-term borrowings to temporarily finance PGA balances. Southwest currently has short-term borrowing capacity of $150 million, which the Company believes is adequate to meet anticipated needs. Short-term borrowing capacity was $225 million earlier in 2001. A $75 million credit facility expired in November 2001 and was not renewed.

designed to provide a more timely recovery of gas costs and to send appropriate pricing signals to customers. In Nevada, tariffs provide for annual adjustment dates for changes in purchased gas costs. In addition, Southwest may request to adjust rates more often, if conditions warrant. Filings to change rates in accordance with PGA clauses are subject to audit by state regulatory commission staffs. See **Rates and Regulatory Proceedings** for details of these filings.

PGA changes affect cash flows but have no direct impact on profit margin. In addition, since Southwest is permitted to accrue interest on PGA balances, the cost of incremental, PGA-related short-term borrowings will be offset, and there should be no material negative impact to earnings. However, gas cost deferrals and recoveries can impact comparisons between periods of individual income statement captions. These include Gas operating revenues, Net cost of gas sold, Net interest deductions and Other income (deductions).

Other effects of the reduction in gas costs and adjustments to recovery rates are visible in Company balance sheets. The Prepaids and other current assets line item decreased $46 million during 2001 primarily due to the deferral and collection of gas costs through the PGA accounts. Significantly lower gas costs during the latter half of 2001 contributed to the $86 million decrease in the Accounts payable line item.

The Company has a common stock dividend policy which states that common stock dividends will be paid at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles. The quarterly common stock dividend was 20.5 cents per share throughout 2001. The current dividend of 20.5 cents per share has been paid quarterly since September 1994.

Securities ratings issued by nationally recognized ratings agencies provide a method for determining the credit worthiness of an issuer. Company debt ratings are important because long-term debt constitutes a significant portion of total capitalization. These debt ratings are a factor considered by lenders when determining the cost of debt for the Company (i.e., the better the rating, the lower the cost to borrow funds).

Since January 1997, Moody's Investors Service, Inc. (Moody's) has rated Company unsecured long-term debt at Baa2. Moody's debt ratings range from Aaa (best quality) to C (lowest quality). Moody's applies a Baa2 rating to obligations which are considered medium grade obligations (i.e., they are neither highly protected nor poorly secured).

The Company's unsecured long-term debt rating from Fitch, Inc. (Fitch) is BBB. Fitch debt ratings range from AAA (highest credit quality) to D (defaulted debt obligation). The Fitch rating of BBB indicates a credit quality that is considered prudent for investment.

The Company's unsecured long-term debt rating from Standard and Poor's Ratings Services (S&P) is BBB–. S&P debt ratings range from AAA (highest rating possible) to D (obligation is in default). The S&P rating of BBB– indicates the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

A securities rating is not a recommendation to buy, sell, or hold a security and is subject to change or withdrawal at any time by the rating agency. The three securities ratings discussed above are essentially equivalent.

Results of operations are impacted by inflation. Natural gas, labor, and construction costs are the categories most significantly impacted by inflation. Changes to Southwest cost of gas are generally recovered through PGA mechanisms and do not significantly impact net earnings. Labor is a component of the cost of service, and construction costs are the primary component of rate base. In order to recover increased costs, and earn a fair return on rate base, general rate cases are filed by Southwest, when deemed necessary, for review and approval by regulatory authorities. Regulatory lag, that is, the time between the date increased costs are incurred and the time such increases are recovered through the ratemaking process, can impact earnings. See **Rates and Regulatory Proceedings** for discussion of recent rate case proceedings.

JANUARY 2002 SALE OF UNDEVELOPED PROPERTY

In January 2002, the Company sold all of its interests in undeveloped property located in northern Arizona. The property was originally acquired as a potential site for underground natural gas storage during the gas supply shortages of the 1970s, but was never developed. The sale will result in a one-time pre-tax gain of $8.9 million, which will be recognized in the first quarter of 2002.

CONSOLIDATED RESULTS OF OPERATIONS

Year Ended December 31	2001	2000	1999
(Thousands of dollars)			
Contribution to net income			
Natural gas operations	$32,626	$33,908	$35,473
Construction services	4,530	4,403	3,837
Net income	$37,156	$38,311	$39,310
Earnings per share			
Gas operations	$ 1.02	$ 1.08	$ 1.16
Construction services	0.14	0.14	0.12
Consolidated	$ 1.16	$ 1.22	$ 1.28

See separate discussions at **Results of Natural Gas Operations** and **Results of Construction Services**. Average shares outstanding increased by 751,000 shares between 2001 and 2000, and 681,000 shares between 2000 and 1999, primarily resulting from continuing issuances under the Dividend Reinvestment and Stock Purchase Plan.

RESULTS OF NATURAL GAS OPERATIONS

Year Ended December 31 (Thousands of dollars)	2001	2000	1999
Gas operating revenues	$1,193,102	$870,711	$791,155
Net cost of gas sold	677,547	394,711	330,031
Operating margin	515,555	476,000	461,124
Operations and maintenance expense	253,026	231,175	221,258
Depreciation and amortization	104,498	94,689	88,254
Taxes other than income taxes	32,780	29,819	27,610
Operating income	125,251	120,317	124,002
Other income (expense)	7,694	(1,765)	(2,925)
Income before interest and income taxes	132,945	118,552	121,077
Net interest deductions	78,746	68,892	61,597
Preferred securities distributions	5,475	5,475	5,475
Income tax expense	16,098	10,277	18,532
Contribution to consolidated net income	$ 32,626	$ 33,908	$ 35,473

2001 vs. 2000

The gas segment contribution to consolidated net income for 2001 decreased $1.3 million from 2000. Growth in operating margin and improvement in other income (expense) was more than offset by higher operating and financing costs.

Operating margin increased $39.6 million, or eight percent, in 2001 as a result of customer growth, rate relief, and a return to normal weather. Southwest added 60,000 new customers during the last 12 months. This customer growth, coupled with increased margin from electric generation and industrial customers, contributed $30 million in incremental margin. An additional $5.3 million of incremental margin was realized in 2001 from general rate relief. In Arizona, annualized rate relief of $21.6 million was granted effective November 2001. The Company expected the general rate increase in April 2001. This seven-month delay resulted in unrealized operating margin of approximately $15 million. In Nevada, annualized rate relief of $19.4 million was granted effective December 2001. The remainder of the net change in operating margin between periods was due to weather as average temperatures during 2001 were normal versus moderately warmer-than-normal average temperatures during 2000.

Operations and maintenance expense increased $21.9 million, or nine percent, reflecting general increases in labor and maintenance costs, higher uncollectible expenses, and incremental costs associated with servicing additional customers. Management believes the increase in uncollectible expenses is due to high natural gas prices coupled with the downturn of the economy, and is not a trend that should continue beyond 2002.

Depreciation expense and general taxes increased $12.8 million, or ten percent, as a result of construction [illegible]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Net interest deductions increased $9.9 million, or 14 percent, as the Company financed both the new construction necessary to keep up with customer growth, and unrecovered purchased gas costs.

Other income (expense) improved $9.5 million in 2001, primarily as a result of increased interest income of $5.9 million on PGA balances and a $3 million pretax gain on the sale of certain assets.

During 2001, Southwest recognized $2.5 million of income tax benefits associated with the resolution of state income tax issues. During 2000, Southwest recognized $6 million of income tax benefits associated with the favorable resolution of certain federal income tax issues and the statutory closure of open federal tax years. The 2001 effective income tax rate for the gas operations segment was 33 percent.

2000 vs. 1999

The gas segment contribution to consolidated net income for 2000 decreased $1.6 million from 1999. Growth in operating margin was more than offset by higher operating and financing costs.

Operating margin increased $14.9 million, or three percent, in 2000. The increase was primarily due to customer growth as the Company added 63,000, or five percent, new customers during 2000. Differences in heating demand between periods partially offset the impact of customer growth, as both periods were moderately warmer than normal.

Operations and maintenance expense increased $9.9 million, or four percent, as a result of continued expansion and upgrading of the gas system to accommodate customer growth.

Depreciation expense and general taxes increased $8.6 million, or seven percent, as a result of construction activities. Average gas plant in service increased $173 million, or eight percent, compared to the prior year. This was attributed to the continued expansion and upgrading of the gas system to accommodate customer growth.

Net interest deductions increased $7.3 million, or 12 percent, over 1999 due to the financing of growth-related construction expenditures and higher interest rates on variable-rate debt instruments.

During 2000, Southwest recognized $6 million of income tax benefits associated with the favorable resolution of certain federal income tax issues and the statutory closure of open federal tax years. As a result, the effective income tax rate for the gas operations segment was 23 percent.

RATES AND REGULATORY PROCEEDINGS

Arizona General Rate Case. In May 2000, Southwest filed a general rate application with the Arizona Corporation Commission (ACC) seeking approval to increase revenues by $37.1 million, or nine percent, annually for its Arizona rate jurisdiction. Southwest sought rate relief for increased operating costs, changes in financing costs, declining average residential usage, and improvements and additions to the distribution system. In October 2001, the ACC the beginning of the 2001-2002 heating season. The ACC order also approved changes in rate design that should improve revenue stability in Arizona. For example, the residential basic service charge was increased by $1.00 per month. In addition, the base gas cost rate was increased, allowing Southwest to recover the deferred PGA balance more rapidly.

Nevada General Rate Cases. In July 2001, Southwest filed general rate applications with the Public Utilities Commission of Nevada (PUCN) seeking approval to increase annualized revenues by $21.7 million in its southern Nevada rate jurisdiction and $7.7 million in its northern Nevada rate jurisdiction. In November 2001, Southwest received approval from the PUCN to increase rates by $13.5 million, or five percent, annually in southern Nevada and $5.9 million, or five percent, annually in northern Nevada effective December 2001. In January 2002, the PUCN settled several open issues in the case regarding rate design. Changes included increasing the residential basic service charge by $2.00 per month in both jurisdictions, which should improve revenue stability in Nevada. The changes were effective February 2002 and did not impact the amount of rate relief granted.

California General Rate Cases. In February 2002, Southwest filed general rate applications with the California Public Utilities Commission (CPUC) for its northern and southern California jurisdictions. The application seeks annual increases over a five-year period beginning January 2003, which cumulatively amount to $6.3 million in northern California and $17.2 million in southern California. For 2003, an annualized $2.7 million, or 13 percent, revenue increase was requested for the northern jurisdiction and an annualized $6.7 million, or eight percent, revenue increase was requested for the southern jurisdiction. Additional smaller annual revenue increases are proposed in the subsequent years of the application through 2007. Hearings are expected to begin in the third quarter of 2002. The last general rate increases received in California were January 1998 in northern California and January 1995 in southern California.

FERC Jurisdiction. In July 1996, Paiute Pipeline Company, a wholly owned subsidiary of the Company, filed its most recent general rate case with the Federal Energy Regulatory Commission (FERC). The FERC authorized a general rate increase effective January 1997. Additional rate relief is not yet necessary and, therefore, no general rate case filing is planned during 2002.

PGA FILINGS

Arizona PGA Filings ($64.9 million unrecovered PGA balance at December 31, 2001). In Arizona, Southwest adjusts rates monthly for changes in purchased gas costs, within pre-established limits. In January 2002, Southwest filed an advice letter with the ACC to eliminate a temporary rate adjustment surcharge, which was otherwise set to expire at the end of the second quarter of 2002. This action was taken in recognition of moderating gas costs and projections of PGA balancing account activity. The filing was approved effective February 2002, and will reduce revenues by $31.9 million annually with no reduction to margin.

Nevada PGA Filings ($10.1 million unrecovered PGA balance at December 31, 2001). In December 2001, Southwest

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

agreed to in a settlement among all parties and approved by the PUCN to become effective in February 2002. The filings were made in advance of the scheduled annual date to allow customers to receive the benefit of decreases experienced in natural gas costs. PGA changes impact cash flows but have no direct impact on profit margin.

In October 2001, Southwest submitted an out-of-cycle PGA filing to the PUCN to reduce rates in both the southern and northern Nevada rate jurisdictions. In November 2001, rate decreases of $48.6 million, or 17 percent, for southern Nevada and $15 million, or 14 percent, for northern Nevada were approved by the PUCN effective December 2001.

In June 2001, the PUCN approved an agreement allowing Southwest to increase rates by $74.6 million annually to recover higher gas costs. Effective July 2001, rates increased $47.2 million, or 23 percent, in southern Nevada and $27.4 million, or 36 percent in northern Nevada. The agreement followed a thorough review by the Bureau of Consumer Protection (BCP) and PUCN Staff of the gas purchasing practices of Southwest. The out-of-cycle PGA filing was submitted by Southwest in January 2001 to recover gas costs incurred through December 2000.

In October 2000, Southwest submitted an out-of-cycle PGA filing to the PUCN to recover gas costs incurred through September 2000. A settlement related to this filing resulted in a gas cost rate increase of $38.5 million, or 24 percent, in southern Nevada and $16.8 million, or 30 percent, in northern Nevada, effective January 2001. In a related order issued May 2001, the PUCN directed that Southwest meet with PUCN staff and the BCP in the third quarter of 2001 to establish guidelines for Southwest to follow in constructing its Nevada gas supply portfolio for coming years. The guidelines may include a requirement to utilize call options to mitigate future price risks. Meetings were held but no agreement was reached. During the third quarter of 2001, the three parties filed separate guideline proposals with the PUCN. The PUCN has not yet acted on this matter.

Effective December 2000, the PUCN approved an annual PGA filing submitted in June 2000 granting annual increases of $13.9 million, or nine percent, in southern Nevada and $6 million, or 11 percent, in northern Nevada.

California PGA Filings ($8.5 million unrecovered PGA balance at December 31, 2001). Effective December 2000, the CPUC authorized Southwest to change the cost of gas included in sales rates each month to reflect the projected cost of gas for the current month. The treatment of monthly over/under-recoveries of gas costs varies by magnitude. Small amounts may be included in the following month's estimated cost of gas for immediate recovery/refund. Large amounts may be deferred to the PGA account to be amortized over longer periods to avoid excessive fluctuation in prices. This mechanism allows the most timely recovery of gas costs within the three-state operating area.

California Order Instituting Investigation (OII). In July 2001, the CPUC ordered an investigation into the reasonableness of Southwest natural gas procurement practices and costs from June 1999 through May 2001, and related measures taken to minimize gas costs beyond May 2001. During the third quarter of 2001, Southwest filed a detailed report and testimony with the CPUC on these matters for both its northern and southern California service territories. The OII resulted from complaints by southern California customers about the size of monthly PGA rate increases that were necessary due to the unusually high cost of natural gas during the winter of 2000-2001. In regards to the southern California jurisdiction, the Office of Ratepayer Advocate and the County of San Bernardino recommended disallowances of $7.3 million and $11.7 million, respectively. No issues were raised related to the northern California rate jurisdiction. The proposed disallowances were based solely on decisions by Southwest not to purchase gas for storage during the winter of 2000-2001. Hearings were held in January 2002 with a final decision anticipated in the second quarter of 2002. Southwest defended its decisions related to storage, based on testimony which demonstrated that injecting additional volumes of natural gas into storage during the 2000 injection season (April through September) could not be economically justified based on market conditions and price forecasts that existed at the time decisions were made. Management believes it has adequately defended the prudency of its gas procurement practices and, as a result, believes there is no legal basis for a disallowance.

RESULTS OF CONSTRUCTION SERVICES

Year Ended December 31	2001	2000	1999
(Thousands of dollars)			
Construction revenues	$203,586	$163,376	$145,711
Cost of construction	189,429	150,678	134,790
Gross profit	14,157	12,698	10,921
General and administrative expenses	5,026	3,986	3,312
Income from operations	9,131	8,712	7,609
Other income (expense)	871	821	946
Income before interest and income taxes	10,002	9,533	8,555
Interest expense	1,985	1,779	1,605
Income tax expense	3,487	3,351	3,113
Contribution to consolidated net income	$ 4,530	$ 4,403	$ 3,837

2001 vs. 2000

The 2001 contribution to consolidated net income from construction services increased $127,000 from the prior year. The increase was principally due to higher revenues that resulted from obtaining additional work. Revenues increased 25 percent, while the gross profit margin percentage decreased slightly. Gross profit increased $1.5 million.

General and administrative expenses, as a percent of revenue, remained relatively constant as did interest expense.

2000 vs. 1999

The 2000 contribution to consolidated net income from construction services increased $566,000 from the prior year. The increase was principally due to additional revenues that resulted from obtaining several new contracts and favorable winter weather conditions. Revenues increased 12 percent, while the gross profit margin percentage remained relatively constant. Gross profit increased $1.8 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. In all cases, SFAS No. 142 must be adopted as of the beginning of a fiscal year. SFAS No. 142 requires that the amortization of goodwill be eliminated and that existing goodwill be evaluated for impairment. Goodwill will be tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit. The Company has included $7.7 million of goodwill resulting from the purchase of Northern Pipeline Construction Co. on its consolidated balance sheet at December 31, 2001. The annual amortization expense associated with goodwill is $400,000. Management does not anticipate any significant impact to the financial position or results of operations of the Company as a result of SFAS No. 142.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The asset retirement obligations included within the scope of SFAS No. 143 are those that are unavoidable as a result of the acquisition, construction, development, or normal operation of long-lived assets. The standard requires that a legal obligation associated with the retirement of tangible long-lived assets be recognized as a liability when incurred. When a liability for an asset retirement obligation is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Entities are also required to recognize period-to-period changes for the liability related to asset retirement obligations resulting from the passage of time and/or revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss. Upon initial application of SFAS No. 143, entities are required to recognize the following items in the statement of financial position: a liability for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of SFAS No. 143, an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset, and accumulated depreciation for the capitalized cost. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with early adoption encouraged. Management has not yet quantified the effects of the new standard on the financial position or results of operations of the Company.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 also supercedes the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a the accounting for a segment of a business accounted for as a discontinued operation under APB Opinion No. 30, two accounting models existed for long-lived assets to be disposed of. The FASB decided to establish a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The FASB also decided to resolve other implementation issues related to SFAS No. 121. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, with early adoption encouraged. Management does not anticipate any significant impact to the financial position or results of operations of the Company as a result of SFAS No. 144.

MERGER LITIGATION

Litigation is pending in Arizona related to the now terminated acquisition of the Company by ONEOK Inc. (ONEOK). For additional information, see **Item 3. Legal Proceedings**, in the 2001 Form 10-K filed by the Company with the SEC.

In January 2002, United States District Court Judge Roslyn O. Silver in Phoenix, Arizona, issued two orders further addressing the allowable claims and damage issues in litigation presently pending among Southern Union Company (Southern Union), ONEOK and the Company.

The first order confirms that Southern Union claims against the Company and ONEOK are now limited to claims for Southern Union's out-of-pocket expenses, estimated at approximately $1 million (according to Court filings), and any punitive damages that it can prove. The second order limits Company claims against ONEOK to out-of-pocket expenses and any punitive damages that it can prove. Likewise, the single remaining ONEOK claim against the Company is limited to out-of-pocket expenses and any punitive damages that it can prove. The second order also dismisses the claims of the Company and ONEOK against Southern Union. The Company believes that it will prevail on the remaining Southern Union and ONEOK claims and that its potential exposure on these claims, including punitive damages, will not have a material impact on its financial condition.

CRITICAL ACCOUNTING POLICIES

A critical accounting policy is one which is very important to the portrayal of the financial condition and results of a company, and requires the most difficult, subjective or complex judgments of management. The need to make estimates about the effect of items that are uncertain is what makes these judgments difficult, subjective and/or complex. Management makes subjective judgments about the accounting and regulatory treatment of many items. The following are examples of accounting policies that are critical to the financial statements of the Company. For more information regarding the significant accounting policies of the Company, see Note 1 of the Notes to Consolidated Financial Statements.

- Natural gas operations are subject to the regulation of the Arizona Corporation Commission, the Public Utilities Commission of Nevada, the California Public Utilities Commission, and the Federal Energy Regulatory Commission. The accounting policies of the Company conform to generally accepted accounting principles applicable to rate-regulated enterprises and reflect the effects of the ratemaking process. As such, the Company is allowed to defer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Company would be required to write off the related regulatory asset. Refer to Note 4 of the Notes to Consolidated Financial Statements for a list of regulatory assets.

- The income tax calculations of the Company require estimates due to regulatory complications, the multiple states in which the Company operates, and future tax rate changes. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A change in the regulatory treatment, or significant changes in tax-related estimates or assumptions, could have a material impact on the financial position and results of operations of the Company.

- Depreciation is computed at composite rates considered sufficient to amortize costs over the estimated remaining lives of assets, and includes adjustments for the cost of removal, and salvage value. Depreciation studies are performed periodically and prospective changes in rates are estimated to make up for past differences. These studies are reviewed and approved by the appropriate regulatory agency. Changes in estimates of depreciable lives or changes in depreciation rates mandated by regulations could effect the results of operations of the Company in periods subsequent to the change.

Management believes that regulation and the effects of regulatory accounting have the most significant impact on the financial statements. When Southwest files rate cases, capital assets, costs and gas purchasing practices are subject to review, and disallowances could occur. Regulatory disallowances in the past have not been frequent but have on occasion been significant to the operating results of the Company.

FORWARD-LOOKING STATEMENTS

This annual report contains statements which constitute "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 (Reform Act). All such forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act. A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, the impact of weather variations on customer usage, customer growth rates, natural gas prices, the effects of regulation/deregulation, the timing and amount of rate relief, changes in gas procurement practices, changes in capital requirements and funding, resolution of pending litigation, acquisitions, and competition.

COMMON STOCK PRICE AND DIVIDEND INFORMATION

	2001		2000		Dividends Paid	
	High	Low	High	Low	2001	2000
First Quarter	$22.60	$19.81	$23.00	$17.06	$0.205	$0.205
Second Quarter	24.29	20.18	20.19	17.50	0.205	0.205
Third Quarter	24.38	18.85	21.25	16.88	0.205	0.205
Fourth Quarter	23.00	20.50	22.50	19.31	0.205	0.205
					$0.820	$0.820

The principal markets on which the common stock of the Company is traded are the New York Stock Exchange and the Pacific Stock Exchange. At March 11, 2002, there were 23,003 holders of record of common stock and the market price of the common stock was $23.73.

CONSOLIDATED BALANCE SHEETS

December 31	2001	2000
(Thousands of dollars, except par value)		
Assets		
Utility plant:		
Gas plant	$2,561,937	$2,369,697
Less: accumulated depreciation	(789,751)	(728,466)
Acquisition adjustments, net	2,894	3,124
Construction work in progress	50,491	41,727
Net utility plant (Note 2)	1,825,571	1,686,082
Other property and investments	92,511	91,685
Current assets:		
Cash and cash equivalents	32,486	19,955
Accounts receivable, net of allowances (Note 3)	155,382	135,609
Accrued utility revenue	63,773	57,873
Taxes receivable, net	26,697	13,394
Deferred purchased gas costs (Note 4)	83,501	92,064
Prepaids and other current assets (Note 4)	38,310	84,334
Total current assets	400,149	403,229
Deferred charges and other assets (Note 4)	51,381	51,341
Total assets	$2,369,612	$2,232,337

The accompanying notes are an integral part of these statements.

December 31 (Thousands of dollars, except par value)	2001	2000
Capitalization and Liabilities		
Capitalization:		
Common stock, $1 par (authorized – 45,000,000 shares; issued and outstanding – 32,492,832 and 31,710,004 shares)	$ 34,123	$ 33,340
Additional paid-in capital	470,410	454,132
Retained earnings	56,667	45,995
Total common equity	561,200	533,467
Company-obligated mandatorily redeemable preferred securities of the Company's subsidiary, Southwest Gas Capital I, holding solely $61.8 million principal amount of 9.125% subordinated notes of the Company due 2025 (Note 5)	60,000	60,000
Long-term debt, less current maturities (Note 6)	796,351	896,417
Total capitalization	1,417,551	1,489,884
Commitments and contingencies (Note 8)		
Current liabilities:		
Current maturities of long-term debt (Note 6)	307,641	8,139
Short-term debt (Note 7)	93,000	131,000
Accounts payable	109,167	194,679
Customer deposits	30,288	29,039
Accrued taxes	32,069	–
Accrued interest	20,423	15,702
Deferred income taxes (Note 10)	24,154	48,965
Other current liabilities	36,299	54,006
Total current liabilities	653,041	481,530
Deferred income taxes and other credits:		
Deferred income taxes and investment tax credits (Note 10)	217,804	204,168
Other deferred credits (Note 4)	81,216	56,755
Total deferred income taxes and other credits	299,020	260,923
Total capitalization and liabilities	$2,369,612	$2,232,337

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	2001	2000	1999
(In thousands, except per share amounts)			
Operating revenues:			
Gas operating revenues	$1,193,102	$ 870,711	$791,155
Construction revenues	203,586	163,376	145,711
Total operating revenues	1,396,688	1,034,087	936,866
Operating expenses:			
Net cost of gas sold	677,547	394,711	330,031
Operations and maintenance	253,026	231,175	221,258
Depreciation and amortization	118,448	106,640	98,525
Taxes other than income taxes	32,780	29,819	27,610
Construction expenses	180,904	143,112	128,230
Total operating expenses	1,262,705	905,457	805,654
Operating income	133,983	128,630	131,212
Other income and (expenses):			
Net interest deductions	(80,731)	(70,671)	(63,202)
Preferred securities distributions (Note 5)	(5,475)	(5,475)	(5,475)
Other income (deductions)	8,964	(545)	(1,580)
Total other income and (expenses)	(77,242)	(76,691)	(70,257)
Income before income taxes	56,741	51,939	60,955
Income tax expense (Note 10)	19,585	13,628	21,645
Net income	$ 37,156	$ 38,311	$ 39,310
Basic earnings per share (Note 12)	$ 1.16	$ 1.22	$ 1.28
Diluted earnings per share (Note 12)	$ 1.15	$ 1.21	$ 1.27
Average number of common shares outstanding	32,122	31,371	30,690
Average shares outstanding (assuming dilution)	32,398	31,575	30,965

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (Thousands of dollars)	2001	2000	1999
Cash Flow from Operating Activities:			
Net income	$ 37,156	$ 38,311	$ 39,310
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	118,448	106,640	98,525
Deferred income taxes	(11,175)	80,836	(19,996)
Changes in current assets and liabilities:			
Accounts receivable, net of allowances	(19,773)	(47,133)	(439)
Accrued utility revenue	(5,900)	(1,500)	500
Deferred purchased gas costs	8,563	(83,013)	48,544
Accounts payable	(85,512)	130,432	(48)
Accrued taxes	18,766	(54,005)	7,131
Other current assets and liabilities	34,051	(44,917)	2,737
Other	28,128	(344)	2,296
Net cash provided by operating activities	122,752	125,307	178,560
Cash Flow from Investing Activities:			
Construction expenditures and property additions	(265,580)	(223,240)	(229,503)
Other	4,318	3,923	3,521
Net cash used in investing activities	(261,262)	(219,317)	(225,982)
Cash Flow from Financing Activities:			
Issuance of common stock, net	17,061	15,595	14,997
Dividends paid	(26,323)	(25,715)	(25,164)
Issuance of long-term debt, net	213,026	45,101	53,348
Retirement of long-term debt, net	(14,723)	(8,142)	(6,168)
Change in short-term debt	(38,000)	70,000	9,000
Net cash provided by financing activities	151,041	96,839	46,013
Change in cash and cash equivalents	12,531	2,829	(1,409)
Cash at beginning of period	19,955	17,126	18,535
Cash at end of period	$ 32,486	$ 19,955	$ 17,126
Supplemental information:			
Interest paid, net of amounts capitalized	$ 74,032	$ 67,638	$ 61,321
Income taxes paid (received), net	$ 13,186	$ (13,417)	$ 30,090

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
(In thousands, except per share amounts)					
December 31, 1998	30,410	$32,040	$424,840	$ 19,520	$476,400
Common stock issuances	575	575	14,422		14,997
Net income				39,310	39,310
Dividends declared Common: $0.82 per share				(25,282)	(25,282)
December 31, 1999	30,985	32,615	439,262	33,548	505,425
Common stock issuances	725	725	14,870		15,595
Net income				38,311	38,311
Dividends declared Common: $0.82 per share				(25,864)	(25,864)
December 31, 2000	31,710	33,340	454,132	45,995	533,467
Common stock issuances	783	783	16,278		17,061
Net income				37,156	37,156
Dividends declared Common: $0.82 per share				(26,484)	(26,484)
December 31, 2001	32,493*	$34,123	$470,410	$ 56,667	$561,200

* At December 31, 2001, 1.9 million common shares were registered and available for issuance under provisions of the Employee Investment Plan, the Stock Incentive Plan, the Management Incentive Plan, and the Dividend Reinvestment and Stock Purchase Plan.

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. Southwest Gas Corporation (the Company) is comprised of two segments: natural gas operations (Southwest or the natural gas operations segment) and construction services. Southwest purchases, transports, and distributes natural gas to customers in portions of Arizona, Nevada, and California. The public utility rates, practices, facilities, and service territories of Southwest are subject to regulatory oversight. The timing and amount of rate relief can materially impact results of operations. Natural gas sales are seasonal, peaking during the winter months. Variability in weather from normal temperatures can materially impact results of operations. Natural gas purchases and the timing of related recoveries can materially impact liquidity. Northern Pipeline Construction Co. (Northern or the construction services segment), a wholly owned subsidiary, is a full-service underground piping contractor which provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

Basis of Presentation. The Company follows generally accepted accounting principles (GAAP) in accounting for all of its businesses. Accounting for the natural gas utility operations conforms with GAAP as applied to regulated companies and as prescribed by federal agencies and the commissions of the various states in which the utility operates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation. The accompanying financial statements are presented on a consolidated basis and include the accounts of Southwest Gas Corporation and all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated with the exception of transactions between Southwest and Northern in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation."

Net Utility Plant. Net utility plant includes gas plant at original cost, less the accumulated provision for depreciation and amortization, plus the unamortized balance of acquisition adjustments. Original cost includes contracted services, material, payroll and related costs such as taxes and benefits, general and administrative expenses, and an allowance for funds used during construction less contributions in aid of construction.

Deferred Purchased Gas Costs. The various regulatory commissions have established procedures to enable Southwest to adjust its billing rates for changes in the cost of gas purchased. The difference between the current cost of gas purchased and the cost of gas recovered in billed rates is deferred. Generally, these deferred amounts are recovered or refunded within one year.

Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Under the asset and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

For regulatory and financial reporting purposes, investment tax credits (ITC) related to gas utility operations are deferred and amortized over the life of related fixed assets.

Gas Operating Revenues. Revenues are recorded when customers are billed. Customer billings are based on monthly meter reads and are calculated in accordance with applicable tariffs. Southwest also recognizes accrued utility revenues for the estimated amount of services rendered between the meter-reading dates in a particular month and the end of such month.

Construction Revenues. The majority of the Northern contracts are performed under unit price contracts. These contracts state prices per unit of installation. Revenues are recorded as installations are completed. Fixed-price contracts use the percentage-of-completion method of accounting and, therefore, take into account the cost, estimated earnings, and revenue to date on contracts not yet completed. The amount of revenue recognized is based on costs expended to date relative to anticipated final contract costs. Revisions in estimates of costs and earnings during the course of the work are reflected in the accounting period in which the facts requiring revision become known. If a loss on a contract becomes known or is anticipated, the entire amount of the estimated ultimate loss is recognized at that time in the financial statements.

Depreciation and Amortization. Utility plant depreciation is computed on the straight-line remaining life method at composite rates considered sufficient to amortize costs over estimated service lives, including components which adjust for salvage value and removal costs, as approved by the appropriate regulatory agency. When plant is retired from service, the original cost of plant, including cost of removal, less salvage, is charged to the accumulated provision for depreciation. Acquisition adjustments are amortized, as ordered by regulators, over periods which approximate the remaining estimated life of the acquired properties. Costs related to refunding utility debt and debt issuance expenses are deferred and amortized over the weighted-average lives of the new issues. Other regulatory assets, when appropriate, are amortized over time periods authorized by regulators. Nonutility property and equipment are depreciated on a straight-line method based on the estimated useful lives of the related assets. Goodwill amortization for each of the last three years has been $400,000. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill amortization will be eliminated as of January 2002.

Allowance for Funds Used During Construction (AFUDC). AFUDC represents the cost of both debt and equity funds used to finance utility construction. AFUDC is capitalized as part of the cost of utility plant. The Company capitalized $2.5 million in 2001, $1.6 million in 2000, and $2.3 million in 1999 of AFUDC related to natural gas utility

AFUDC, are recovered in authorized rates through depreciation when completed projects are placed into operation, and general rate relief is requested and granted.

Earnings Per Share. Basic earnings per share (EPS) are calculated by dividing net income by the weighted-average number of shares outstanding during the period. Diluted EPS includes additional weighted-average common stock equivalents (stock options and performance shares). Unless otherwise noted, the term "Earnings Per Share" refers to Basic EPS. A reconciliation of the shares used in the Basic and Diluted EPS calculations is shown in the following table. Net income was the same for Basic and Diluted EPS calculations.

	2001	2000	1999
(In thousands)			
Average basic shares	32,122	31,371	30,690
Effect of dilutive securities			
Stock options	122	85	176
Performance shares	154	119	99
Average diluted shares	32,398	31,575	30,965

Cash Flows. For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and financial instruments with a maturity of three months or less, but exclude funds held in trust from the issuance of industrial development revenue bonds (IDRB).

NOTE 2. UTILITY PLANT

Net utility plant as of December 31, 2001 and 2000 was as follows (thousands of dollars):

December 31	2001	2000
Gas plant:		
Storage	$ 3,992	$ 3,927
Transmission	187,393	183,842
Distribution	2,104,006	1,920,357
General	188,998	188,686
Other	77,548	72,885
	2,561,937	2,369,697
Less: accumulated depreciation	(789,751)	(728,466)
Acquisition adjustments, net	2,894	3,124
Construction work in progress	50,491	41,727
Net utility plant	$1,825,571	$1,686,082

Depreciation and amortization expense on gas plant was $102 million in 2001, $92.4 million in 2000, and $85.6 million in 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Leases and Rentals. Southwest leases the liquefied natural gas (LNG) facilities on its northern Nevada system, a portion of its corporate headquarters office complex in Las Vegas, and its administrative offices in Phoenix. The leases provide for current terms which expire in 2003, 2017, and 2009, respectively, with optional renewal terms available at the expiration dates. The final rental payments for the LNG facilities are $6.7 million due in 2002 with the lease expiring in January 2003. The rental payments for the corporate headquarters office complex are $1.8 million in 2002, $1.9 million in 2003, $2 million in each of the years 2004 through 2006, and $22.3 million cumulatively thereafter. The rental payments for the Phoenix administrative offices are $1.3 million for each of the years 2002 and 2003, $1.4 million in 2004, $1.5 million for each of the years 2005 and 2006, and $4 million cumulatively thereafter. In addition to the above, the Company leases certain office and construction equipment. The majority of these leases are short-term. These leases are accounted for as operating leases, and for the gas segment are treated as such for regulatory purposes. Rentals included in operating expenses for all operating leases were $28 million in 2001, $25.7 million in 2000, and $24.7 million in 1999. These amounts include Northern lease expenses of approximately $12.6 million in 2001, $9.2 million in 2000, and $8.4 million in 1999 for various short-term leases of equipment and temporary office sites.

The following is a schedule of future minimum lease payments for noncancellable operating leases (with initial or remaining terms in excess of one year) as of December 31, 2001 (thousands of dollars):

Year Ending December 31	
2002	$12,101
2003	4,891
2004	4,540
2005	4,265
2006	3,837
Thereafter	26,689
Total minimum lease payments	$56,323

NOTE 3. RECEIVABLES AND RELATED ALLOWANCES

Business activity with respect to gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. At December 31, 2001, the gas utility customer accounts receivable balance was $124 million. Approximately 56 percent of the gas utility customers were in Arizona, 35 percent in Nevada, and 9 percent in California. Although the Company seeks to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on overdue accounts, some accounts are ultimately not collected. Provisions for uncollectible accounts are recorded monthly, as needed, and are included in the ratemaking process as a cost of service. Activity in the allowance for uncollectibles is summarized as follows (thousands of dollars):

	Allowance for Uncollectibles
Balance, December 31, 1998	$ 1,345
Additions charged to expense	1,897
Accounts written off, less recoveries	(1,512)
Balance, December 31, 1999	1,730
Additions charged to expense	1,036
Accounts written off, less recoveries	(1,202)
Balance, December 31, 2000	1,564
Additions charged to expense	3,874
Accounts written off, less recoveries	(3,567)
Balance, December 31, 2001	$ 1,871

NOTE 4. REGULATORY ASSETS AND LIABILITIES

Natural gas operations are subject to the regulation of the Arizona Corporation Commission (ACC), the Public Utilities Commission of Nevada (PUCN), the California Public Utilities Commission (CPUC), and the Federal Energy Regulatory Commission (FERC). Company accounting policies conform to generally accepted accounting principles applicable to rate-regulated enterprises, principally SFAS No. 71, and reflect the effects of the ratemaking process. SFAS No. 71 allows for the deferral as regulatory assets, costs that otherwise would have been expensed if it is probable future recovery from customers will occur. If rate recovery is no longer probable, due to competition or the actions of regulators, Southwest would be required to write off the related regulatory asset.

The following table represents existing regulatory assets and liabilities (thousands of dollars):

December 31	2001	2000
Regulatory assets:		
Deferred purchased gas costs	$ 83,501	$ 92,064
Accrued purchased gas costs*	–	56,400
SFAS No. 109 – Income taxes, net	4,434	5,365
Unamortized premium on reacquired debt	13,607	14,516
Other	29,063	25,169
	130,605	193,514
Regulatory liabilities	(342)	(1,587)
Net regulatory assets	$130,263	$191,927

* Included in Prepaids and other current assets on the Consolidated Balance Sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5. PREFERRED SECURITIES

Preferred Securities of Southwest Gas Capital I. In October 1995, Southwest Gas Capital I (the Trust), a consolidated wholly owned subsidiary of the Company, issued $60 million of 9.125% Trust Originated Preferred Securities (the Preferred Securities). In connection with the Trust issuance of the Preferred Securities and the related purchase by the Company of all of the Trust common securities (the Common Securities), the Company issued to the Trust $61.8 million principal amount of its 9.125% Subordinated Deferrable Interest Notes, due 2025 (the Subordinated Notes). The sole assets of the Trust are and will be the Subordinated Notes. The interest and other payment dates on the Subordinated Notes correspond to the distribution and other payment dates on the Preferred Securities and Common Securities. Under certain circumstances, the Subordinated Notes may be distributed to the holders of the Preferred Securities and holders of the Common Securities in liquidation of the Trust. The Subordinated Notes became redeemable at the option of the Company on December 31, 2000, and may be redeemed at any time at a redemption price of $25 per Subordinated Note plus accrued and unpaid interest. In the event that the Subordinated Notes are repaid, the Preferred Securities and the Common Securities will be redeemed on a pro rata basis at $25 per Preferred Security and Common Security plus accumulated and unpaid distributions. Company obligations under the Subordinated Notes, the Declaration of Trust (the agreement under which the Trust was formed), the guarantee of payment of certain distributions, redemption payments and liquidation payments with respect to the Preferred Securities to the extent the Trust has funds available therefore and the indenture governing the Subordinated Notes, including the Company agreement pursuant to such indenture to pay all fees and expenses of the Trust, other than with respect to the Preferred Securities and Common Securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities. As of December 31, 2001, 2.4 million Preferred Securities were outstanding.

The Company has the right to defer payments of interest on the Subordinated Notes by extending the interest payment period at any time for up to 20 consecutive quarters (each, an Extension Period). If interest payments are so deferred, distributions will also be deferred. During such Extension Period, distributions will continue to accrue with interest thereon (to the extent permitted by applicable law) at an annual rate of 9.125% per annum compounded quarterly. There could be multiple Extension Periods of varying lengths throughout the term of the Subordinated Notes. If the Company exercises the right to extend an interest payment period, the Company shall not during such Extension Period (i) declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire or make a liquidation payment with respect to, any of its capital stock, or (ii) make any payment of interest, principal or premium, if any, on or repay, repurchase, or redeem any debt securities issued by the Company that rank equal with or junior to the Subordinated Notes; provided, however, that restriction (i) above does not apply to any stock dividends paid by the Company where the dividend stock is the same as that on which the dividend is being paid. The Company has no present intention of exercising its right to extend the interest payment period.

NOTE 6. LONG-TERM DEBT

December 31	2001 Carrying Amount	2001 Market Value	2000 Carrying Amount	2000 Market Value
(Thousands of dollars)				
Debentures:				
9 3/4% Series F, due 2002	$ 100,000	$102,868	$100,000	$103,855
7 1/2% Series, due 2006	75,000	79,277	75,000	76,939
8% Series, due 2026	75,000	78,343	75,000	74,139
Notes, 8.375%, due 2011	200,000	218,794	–	–
Medium-term notes, 7.59% series, due 2017	25,000	25,555	25,000	24,263
Medium-term notes, 7.75% series, due 2005	25,000	26,812	25,000	25,607
Medium-term notes, 7.78% series, due 2022	25,000	25,124	25,000	23,793
Medium-term notes, 7.92% series, due 2027	25,000	25,327	25,000	23,945
Medium-term notes, 6.89% series, due 2007	17,500	17,973	17,500	17,006
Medium-term notes, 6.76% series, due 2027	7,500	6,813	7,500	6,254
Medium-term notes, 6.27% series, due 2008	25,000	24,865	25,000	23,318
Unamortized discount	(5,103)	–	(2,872)	–
	594,897		397,128	
Revolving credit facility	200,000	200,000	200,000	200,000
Industrial development revenue bonds:				
Variable-rate bonds:				
Tax-exempt Series A, due 2028	50,000	50,000	50,000	50,000
Taxable Series B, due 2038	–	–	8,270	8,270
Less: funds held in trust	–	–	(3,645)	–
	50,000		54,625	
Fixed-rate bonds:				
7.30% 1992 Series A, due 2027	30,000	30,900	30,000	31,116
7.50% 1992 Series B, due 2032	100,000	103,000	100,000	103,861
6.50% 1993 Series A, due 2033	75,000	75,000	75,000	73,988
6.10% 1999 Series A, due 2038	12,410	13,310	12,410	13,270
5.95% 1999 Series C, due 2038	14,320	15,287	14,320	14,985
5.55% 1999 Series D, due 2038	8,270	8,311	–	–
Unamortized discount	(3,276)	–	(3,384)	–
	236,724		228,346	
Other	22,371	–	24,457	–
	1,103,992		904,556	
Less: current maturities	(307,641)		(8,139)	
Long-term debt, less current maturities	$ 796,351		$896,417	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company has a $350 million revolving credit agreement, which bears interest at either the London Interbank Offering Rate (LIBOR) plus or minus a competitive margin, or the greater of the prime rate or one half of one percent plus the Federal Funds rate. Any amounts borrowed under the revolving credit agreement become payable in June 2002. The Company has designated $200 million of the total facility as long-term debt and uses the remaining $150 million for working capital purposes and has designated the related outstanding amounts as short-term debt.

The interest rate on the taxable variable-rate IDRBs averaged 5.32 percent in 2001 and 7.01 percent in 2000. The interest rate on the tax-exempt variable-rate IDRBs averaged 3.81 percent in 2001 and 4.66 percent in 2000. The rates for the variable-rate IDRBs are established on a weekly basis. The Company has the option to convert from the current weekly rates to daily rates, term rates, or variable-term rates.

The fair value of the revolving credit facility approximates carrying value. Market values for the debentures and fixed-rate IDRBs were determined based on dealer quotes using trading records for December 31, 2001 and 2000, as applicable, and other secondary sources which are customarily consulted for data of this kind. The carrying values of variable-rate IDRBs were used as estimates of fair value based upon the variable interest rates of the bonds.

In June 2002, the $350 million revolving credit facility, of which $200 million is designated as long-term debt, and the $100 million Series F debentures will mature. The Company intends to refinance the long-term portion of the revolving credit agreement and the Series F debentures on a long-term basis but no firm agreements are in place at this time. The timing, types, and amounts of these external financings will be dependent on conditions in the capital markets. Estimated maturities of long-term debt for the next five years are $308 million, $6.2 million, $6.2 million, $27.3 million, and $75 million, respectively.

NOTE 7. SHORT-TERM DEBT

As discussed in Note 6, a portion of the $350 million revolving credit facility is designated as short-term debt. This facility expires in June 2002. Short-term borrowings were $93 million and $131 million at December 31, 2001 and 2000, respectively. The weighted-average interest rates on these borrowings were 2.47 percent for 2001 and 7.12 percent for 2000.

In November 2000, the Company obtained another $75 million revolving credit facility, bearing interest at either the LIBOR plus or minus a competitive margin, or the greater of the prime rate or one half of one percent plus the Federal Funds rate. This revolving credit agreement expired in November 2001 and was not renewed.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Proceedings. In connection with an attempted merger and subsequent termination, the Company is a party to various legal proceedings. The Company has also been named as defendant in other miscellaneous legal proceedings. The Company is a party to various regulatory proceedings. The ultimate dispositions of these proceedings are not presently determinable; however, it is the opinion of management that no litigation or regulatory proceeding to which the Company is subject will have a material adverse impact on its financial position or results of operations.

NOTE 9. EMPLOYEE BENEFITS

Southwest has a noncontributory qualified retirement plan with defined benefits covering substantially all employees. Southwest also provides postretirement benefits other than pensions (PBOP) to its qualified retirees for health care, dental, and life insurance benefits.

The following tables set forth the qualified retirement plan and PBOP funded status and amounts recognized on the Consolidated Balance Sheets and Statements of Income.

	Qualified Retirement Plan		PBOP	
	2001	2000	2001	2000
(Thousands of dollars)				
Change in benefit obligations				
Benefit obligation for service rendered to date at beginning of year (PBO/APBO)	$262,981	$236,618	$ 26,245	$ 24,882
Service cost	11,057	10,455	591	558
Interest cost	18,805	16,919	1,856	1,762
Actuarial loss (gain)	2,403	5,489	812	193
Benefits paid	(7,200)	(6,500)	(1,300)	(1,150)
Benefit obligation at end of year (PBO/APBO)	$288,046	$262,981	$ 28,204	$ 26,245
Change in plan assets				
Market value of plan assets at beginning of year	$281,280	$271,880	$ 10,958	$ 8,946
Actual return on plan assets	23	15,900	218	559
Employer contributions	–	–	1,226	1,453
Benefits paid	(7,200)	(6,500)	–	–
Market value of plan assets at end of year	$274,103	$281,280	$ 12,402	$ 10,958
Funded status	$ (13,943)	$ 18,299	$(15,802)	$(15,287)
Unrecognized net actuarial loss (gain)	(10,698)	(39,029)	2,367	513
Unrecognized transition obligation (2004/2012)	1,632	2,469	9,537	10,404
Unrecognized prior service cost	123	180	–	–
Prepaid (accrued) benefit cost	$ (22,886)	$ (18,081)	$ (3,898)	$ (4,370)
Weighted-average assumptions as of December 31,				
Discount rate	7.25%	7.25%	7.25%	7.25%
Expected return on plan assets	9.25%	9.00%	9.25%	9.00%
Rate of compensation increase	4.75%	4.75%	4.75%	4.75%

For PBOP measurement purposes, a 5.5 percent annual rate of increase in the per capita cost of covered health care benefits is assumed for 2002. The rate is assumed to decrease one-half of one percent in 2003, at which time the average annual increase is projected to be five percent. The Company makes fixed contributions for health care

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

who retired prior to 1989. The assumed annual rate of increase noted above applies to the benefit obligations of pre-1989 retirees only.

COMPONENTS OF NET PERIODIC BENEFIT COST

	Qualified Retirement Plan			PBOP		
	2001	2000	1999	2001	2000	1999
(Thousands of dollars)						
Service cost	$ 11,057	$ 10,455	$ 9,976	$ 591	$ 558	$ 572
Interest cost	18,805	16,919	15,406	1,856	1,762	1,643
Expected return on plan assets	(25,383)	(22,681)	(20,266)	(1,073)	(858)	(664)
Amortization of prior service costs	57	57	58	–	–	–
Amortization of unrecognized transition obligation	837	837	837	867	867	867
Amortization of net (gain) loss	(568)	(694)	–	–	–	–
Net periodic benefit cost	$ 4,805	$ 4,893	$ 6,011	$ 2,241	$2,329	$2,418

In addition to the qualified retirement plan, Southwest has a separate unfunded supplemental retirement plan which is limited to officers. The plan is noncontributory with defined benefits. Plan costs were $2.9 million in 2001, $2.2 million in 2000, and $2 million in 1999. The accumulated benefit obligation of the plan was $20.6 million at December 31, 2001.

The Employees' Investment Plan provides for purchases of Company common stock or certain other investments by eligible Southwest employees through deductions of a percentage of base compensation, subject to IRS limitations. Southwest matches one-half of amounts deferred. The maximum Company contribution is three percent of an employee's annual compensation. The cost of the plan was $3 million in 2001, $3 million in 2000, and $2.8 million in 1999. Northern has a separate plan, the cost and liability for which are not significant.

Southwest has a deferred compensation plan for all officers and members of the Board of Directors. The plan provides the opportunity to defer up to 100 percent of annual cash compensation. Southwest matches one-half of amounts deferred by officers. The maximum Company contribution is three percent of an officer's annual salary. Payments of compensation deferred, plus interest, are made in equal monthly installments over 5, 10, 15, or 20 years, as elected by the participant. Deferred compensation earns interest at a rate determined each January. The interest rate equals 150 percent of Moody's Seasoned Corporate Bond Index.

At December 31, 2001, the Company had two stock-based compensation plans. These plans are accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." In connection with the stock-based compensation plans, the Company recognized compensation expense of on the fair value of the awards at the grant dates, net income and earnings per share would have reflected the pro forma amounts indicated below (thousands of dollars, except per share amounts):

	2001	2000	1999
Net income:			
As reported	$37,156	$38,311	$39,310
Pro forma	36,813	37,959	38,995
Basic earnings per share:			
As reported	1.16	1.22	1.28
Pro forma	1.15	1.21	1.27

With respect to the first plan, the Company may grant options to purchase shares of common stock to key employees and outside directors. Each option has an exercise price equal to the market price of Company common stock on the date of grant and a maximum term of ten years. The options vest 40 percent at the end of year one and 30 percent at the end of years two and three. The grant date fair value of the options was estimated using the extended binomial option pricing model. The following assumptions were used in the valuation calculation:

	2001	2000	1999
Dividend yield	3.60%	3.90%	4.62%
Risk-free interest rate range	2.17 to 3.82%	4.74 to 4.86%	4.91 to 5.76%
Expected volatility range	22 to 27%	25 to 30%	22 to 28%
Expected life	1 to 3 years	1 to 3 years	1 to 3 years

The following tables summarize Company stock option plan activity and related information (thousands of options):

	2001		2000		1999	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding at the beginning of the year	990	$18.94	704	$19.32	587	$17.38
Granted during the year	317	23.23	297	17.96	118	28.91
Exercised during the year	(184)	15.07	(7)	15.80	(1)	15.00
Forfeited during the year	–	–	(4)	17.94	–	–
Expired during the year	–	–	–	–	–	–
Outstanding at year end	1,123	$20.79	990	$18.94	704	$19.32
Exercisable at year end	597	$21.00	591	$24.18	481	$17.77

The weighted-average grant-date fair value of options granted was $2.81 for 2001, $2.51 for 2000, and $4.34 for 1999. The exercise prices for the options outstanding range from $15.00 to $28.94. On December 31, 2001, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In addition to the option plan, the Company may issue restricted stock in the form of performance shares to encourage key employees to remain in its employment to achieve short-term and long-term performance goals. Plan participants are eligible to receive a cash bonus (i.e., short-term incentive) and performances shares (i.e., long-term incentive). The performance shares vest after three years from issuance and are subject to a final adjustment as determined by the Board of Directors. The following table summarizes the activity of this plan (thousands of shares):

Year Ended December 31	2001	2000	1999
Nonvested performance shares at beginning of year	237	193	172
Performance shares granted	142	111	83
Performance shares forfeited	–	(6)	(1)
Shares vested and issued	(65)	(61)	(61)
Nonvested performance shares at end of year	314	237	193
Average grant date fair value of award	$ 19.91	$ 21.63	$ 26.63

NOTE 10. INCOME TAXES

Income tax expense (benefit) consists of the following (thousands of dollars):

Year Ended December 31	2001	2000	1999
Current:			
Federal	$ 27,750	$(60,628)	$ 33,152
State	2,078	(7,465)	6,736
	29,828	(68,093)	39,888
Deferred:			
Federal	(9,902)	76,334	(15,126)
State	(341)	5,387	(3,117)
	(10,243)	81,721	(18,243)
Total income tax expense	$ 19,585	$ 13,628	$ 21,645

Deferred income tax expense consists of the following significant components (thousands of dollars):

Year Ended December 31	2001	2000	1999
Deferred federal and state:			
Property-related items	$ 19,560	$ 28,184	$ 11,405
Purchased gas cost adjustments	(26,975)	56,321	(19,201)
Employee benefits	(2,121)	(3,687)	(5,816)
Merger costs	–	1,822	(1,822)
All other deferred	161	(51)	(1,941)
Total deferred federal and state	(9,375)	82,589	(17,375)
Deferred ITC, net	(868)	(868)	(868)
Total deferred income tax expense	$(10,243)	$ 81,721	$(18,243)

The consolidated effective income tax rate for the period ended December 31, 2001 and the two prior periods differs from the federal statutory income tax rate. The sources of these differences and the effect of each are summarized as follows:

Year Ended December 31	2001	2000	1999
Federal statutory income tax rate	35.0%	35.0%	35.0%
Net state tax liability	3.2	2.9	3.0
Property-related items	1.5	1.7	1.4
Effect of closed tax years and resolved issues	(4.4)	(11.6)	(1.8)
Tax credits	(1.5)	(1.7)	(1.4)
Tax exempt interest	–	(0.3)	(0.3)
Corporate owned life insurance	(0.5)	(0.8)	(1.0)
All other differences	1.2	1.0	0.6
Consolidated effective income tax rate	34.5%	26.2%	35.5%

Deferred tax assets and liabilities consist of the following (thousands of dollars):

December 31	2001	2000
Deferred tax assets:		
Deferred income taxes for future amortization of ITC	$ 9,280	$ 9,826
Employee benefits	23,214	21,093
Other	6,601	5,115
Valuation allowance	–	–
	39,095	36,034
Deferred tax liabilities:		
Property-related items, including accelerated depreciation	208,285	188,725
Regulatory balancing accounts	33,436	60,411
Property-related items previously flowed through	13,713	15,192
Unamortized ITC	14,668	15,536
Debt-related costs	4,792	5,104
Other	6,159	4,199
	281,053	289,167
Net deferred tax liabilities	$241,958	$253,133
Current	$ 24,154	$ 48,965
Noncurrent	217,804	204,168
Net deferred tax liabilities	$241,958	$253,133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11. SEGMENT INFORMATION

Company operating segments are determined based on the nature of their activities. The natural gas operations segment is engaged in the business of purchasing, transporting, and distributing natural gas. Revenues are generated from the sale and transportation of natural gas. The construction services segment is engaged in the business of providing utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

The accounting policies of the reported segments are the same as those described within Note 1 – Summary of Significant Accounting Policies. Northern accounts for the services provided to Southwest at contractual (market) prices. At December 31, 2001 and 2000, consolidated accounts receivable included $4.3 million and $5.2 million, respectively, which were not eliminated during consolidation.

The financial information pertaining to the natural gas operations and construction services segments for each of the three years in the period ended December 31, 2001, is as follows (thousands of dollars):

2001	Gas Operations	Construction Services	Adjustments	Total
Revenues from unaffiliated customers	$1,193,102	$135,655		$1,328,757
Intersegment sales	–	67,931		67,931
Total	$1,193,102	$203,586		$1,396,688
Interest expense	$ 78,746	$ 1,985		$ 80,731
Depreciation and amortization	$ 104,498	$ 13,950		$ 118,448
Income tax expense	$ 16,098	$ 3,487		$ 19,585
Segment income	$ 32,626	$ 4,530		$ 37,156
Segment assets	$2,289,111	$ 83,228	$(2,727)	$2,369,612
Capital expenditures	$ 248,352	$ 17,228		$ 265,580

2000	Gas Operations	Construction Services	Adjustments	Total
Revenues from unaffiliated customers	$ 870,711	$107,686		$ 978,397
Intersegment sales	–	55,690		55,690
Total	$ 870,711	$163,376		$1,034,087
Interest expense	$ 68,892	$ 1,779		$ 70,671
Depreciation and amortization	$ 94,689	$ 11,951		$ 106,640
Income tax expense	$ 10,277	$ 3,351		$ 13,628
Segment income	$ 33,908	$ 4,403		$ 38,311
Segment assets	$2,154,641	$ 79,790	$(2,094)	$2,232,337
Capital expenditures	$ 205,161	$ 18,079		$ 223,240

1999	Gas Operations	Construction Services	Adjustments	Total
Revenues from unaffiliated customers	$ 791,155	$ 95,744		$ 886,899
Intersegment sales	–	49,967		49,967
Total	$ 791,155	$145,711		$ 936,866
Interest expense	$ 61,597	$ 1,605		$ 63,202
Depreciation and amortization	$ 88,254	$ 10,271		$ 98,525
Income tax expense	$ 18,532	$ 3,113		$ 21,645
Segment income	$ 35,473	$ 3,837		$ 39,310
Segment assets	$1,855,114	$ 68,630	$(302)	$1,923,442
Capital expenditures	$ 207,773	$ 21,730		$ 229,503

Construction services segment assets include deferred tax assets of $2.5 million in 2001, which were netted against gas operations segment deferred tax liabilities during consolidation. Construction services segment liabilities include taxes payable of $204,000 in 2001, which were netted against gas operations segment tax receivable during consolidation. Construction services segment assets include deferred tax assets of $2.1 million in 2000, which were netted against gas operations segment deferred tax liabilities during consolidation. Construction services segment assets include an income tax receivable of $302,000 in 1999, which was netted against gas operations segment accrued taxes during consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter Ended	March 31	June 30	September 30	December 31
(Thousands of dollars, except per share amounts)				
2001				
Operating revenues	$487,498	$278,960	$246,094	$384,136
Operating income (loss)	74,106	1,111	(4,597)	63,363
Net income (loss)	33,809	(11,140)	(16,488)	30,975
Basic earnings (loss) per common share*	1.06	(0.35)	(0.51)	0.96
Diluted earnings (loss) per common share*	1.05	(0.35)	(0.51)	0.95
2000				
Operating revenues	$296,815	$197,634	$198,962	$340,676
Operating income (loss)	56,619	2,583	(4,197)	73,625
Net income (loss)	25,198	(9,729)	(9,680)	32,522
Basic earnings (loss) per common share*	0.81	(0.31)	(0.31)	1.03
Diluted earnings (loss) per common share*	0.80	(0.31)	(0.31)	1.02
1999				
Operating revenues	$308,025	$200,292	$166,289	$262,260
Operating income (loss)	62,725	11,530	(2,904)	59,861
Net income (loss)	28,266	(3,596)	(14,188)	28,828
Basic earnings (loss) per common share*	0.93	(0.12)	(0.46)	0.93
Diluted earnings (loss) per common share*	0.92	(0.12)	(0.46)	0.93

* The sum of quarterly earnings (loss) per average common share may not equal the annual earnings (loss) per share due to the ongoing change in the weighted average number of common shares outstanding.

The demand for natural gas is seasonal, and it is the opinion of management that comparisons of earnings for the interim periods do not reliably reflect overall trends and changes in the operations of the Company. Also, the timing of general rate relief can have a significant impact on earnings for interim periods. See Management's Discussion and Analysis for additional discussion of operating results.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
Southwest Gas Corporation:

We have audited the accompanying consolidated balance sheets of Southwest Gas Corporation (a California corporation) and its subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southwest Gas Corporation and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Las Vegas, Nevada
February 8, 2002

SHAREHOLDER INFORMATION

STOCK LISTING INFORMATION

Southwest Gas Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol "SWX." Quotes may be obtained in daily financial newspapers or some local newspapers where it is listed under "SoWestGas."

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on May 9, 2002 at 10:00 a.m. at the Rio Suites Hotel and Casino, I-15 and Flamingo Road, Las Vegas, Nevada.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Southwest Gas Corporation Dividend Reinvestment and Stock Purchase Plan (DRSPP) provides common shareholders, customers, employees and residents of Arizona, California and Nevada with a simple and convenient method of investing cash dividends in additional shares of Company stock without payment of any brokerage commission.

The DRSPP features include:
Initial investments of $100, up to $100,000 annually
Automatic investing
No commissions on purchases
Safekeeping for common stock certificates

For more information contact: Shareholder Services, Southwest Gas Corporation, P. O. Box 98511, Las Vegas, NV 89193-8511 or call (702) 876-7280.

DIVIDENDS

Dividends on common stock are declared quarterly by the Board of Directors. As a general rule, they are payable on the first day of March, June, September and December.

INVESTOR RELATIONS

Southwest Gas Corporation is committed to providing relevant and complete investment information to shareholders, individual investors and members of the investment community. Additional copies of the Company's 2001 Annual Report on Form 10-K, without exhibits, as filed with the Securities and Exchange Commission may be obtained upon request free of charge. Additional financial information may be obtained by contacting Ken Kenny, Investor Relations, Southwest Gas Corporation, P. O. Box 98510, Las Vegas, NV 89193-8510 or by calling (702) 876-7237.

Southwest Gas Corporation information is also available on the Internet at www.swgas.com. For non-financial information, please call (702) 876-7011.

TRANSFER AGENT

Shareholder Services
Southwest Gas Corporation
P. O. Box 98511
Las Vegas, NV 89193-8511

REGISTRAR

Southwest Gas Corporation
P. O. Box 98510
Las Vegas, NV 89193-8510

AUDITORS

Arthur Andersen LLP
3773 Howard Hughes Pkwy
Suite 500 South
Las Vegas, Nevada 89109

BOARD OF DIRECTORS AND OFFICERS

DIRECTORS
George C. Biehl
Las Vegas, Nevada
Executive Vice President/Chief Financial Officer and Corporate Secretary
Southwest Gas Corporation

Manuel J. Cortez
Las Vegas, Nevada
President and Chief Executive Officer
Las Vegas Convention and Visitors Authority

Mark M. Feldman
New York, New York
President and Chief Executive Officer
Cold Spring Group, Inc.

David H. Gunning
Cleveland, Ohio
Vice Chairman
Cleveland-Cliffs, Inc.

Thomas Y. Hartley
Las Vegas, Nevada
Chairman of the Board of Directors
Southwest Gas Corporation

Michael B. Jager
Zephyr Cove, Nevada
Private Investor

Leonard R. Judd
Scottsdale, Arizona
Former President, Chief Operating Officer and Director
Phelps Dodge Corporation

James J. Kropid
Las Vegas, Nevada
President
James J. Kropid Investments

Michael O. Maffie
Las Vegas, Nevada
President and Chief Executive Officer
Southwest Gas Corporation

Carolyn M. Sparks
Las Vegas, Nevada
President
International Insurance Services, Ltd.

Terrance L. Wright

OFFICERS
Michael O. Maffie
President and Chief Executive Officer

George C. Biehl
Executive Vice President/Chief Financial Officer and Corporate Secretary

James P. Kane
Executive Vice President/Operations

Edward S. Zub
Executive Vice President/Consumer Resources and Energy Services

James F. Lowman
Senior Vice President/Central Arizona Division

Jeffrey W. Shaw
Senior Vice President/Finance and Treasurer

Thomas R. Sheets
Senior Vice President/Legal Affairs and General Counsel

Dudley J. Sondeno
Senior Vice President/Chief Knowledge and Technology Officer

Thomas J Armstrong
Vice President/Gas Resources and Energy Services

Lowell H. Bamford
Vice President/Southern California Division

Roy R. Centrella
Controller

Garold L. Clark
Vice President/Southern Nevada Division

Fred W. Cover
Vice President/Human Resources

Edward A. Janov
Vice President/Chief Accounting Officer

Roger C. Montgomery
Vice President/Pricing

Christina A. Palacios
Vice President/ Southern Arizona Division

Dennis Redmond
Vice President/Northern Nevada Division

Robert J. Weaver
Vice President/Information Services